

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2021

Gordon Roth
Chief Financial Officer
Roth CH Acquisition IV Co.
888 San Clemente Drive, Suite 400
Newport Beach, CA 92660

> **Re: Roth CH Acquisition IV Co.**
> **Draft Registration Statement**
> **Submitted April 7, 2021**
> **CIK 0001855447**

Dear Mr. Roth:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement submitted April 7, 2021

Conflicts of Interest, page 67

1. Please revise the table summarizing material fiduciary or contractual obligations of your officers and directors to include a column identifying the nature of each entity's business. For example, highlight the extent to which the other entities are SPACs that are also looking for acquisition targets.

<u>Underwriting, page 88</u>

2.   We note your disclosure on page 91 indicating that private placement units that will be sold simultaneously with the consummation of this offering are deemed underwriters' compensation by FINRA pursuant to Rule 5110. Please quantify the value of such underwriters' compensation and revise the compensation table on page 88 to include all compensation. See Item 508(e) of Regulation S-K.

        You may contact Jorge Bonilla at 202-551-3414 or Jennifer Monick at 202-551-3295 if you have questions regarding the financial statements and related matters. Please contact Kim McManus at 202-551-3215 or Pam Long at 202-551-3765 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction